SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

GENESYS S.A.

PUBLIC COMPANY

SHARE CAPITAL : Euros 69.798.286

REGISTERED OFFICE :

Immeuble l’Acropole,

954 avenue Jean Mermoz,

34967 MONTPELLIER Cedex 2, France

RCS Montpellier B 339 697 021

NOTICE OF SHAREHOLDERS’ MEETING

ORDINARY GENERAL MEETING

ON JANUARY 12, 2007

The shareholders of GENEYS S.A. are hereby informed that an Ordinary General

Meeting  is to be convened

On January 12, 2007 at 11.00 am

at the new Genesys Headquarters

“Le Triade ”Bâtiment, 215 rue Samuel Morse, 34000 Montpellier

In conformity to French law an initial meeting is scheduled for December 27, 2006 at 8.00 am at the Company’s registered office, Immeuble l’Acropole, 954, avenue Jean Mermoz,

34967, Montpellier cedex 2, France

As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on January 12, 2007 at 11.00 am.

Documents covered by article 133 of Decree n° 67-236 of March 23, 1967

CONTENTS

•	How to vote

•	Agenda

•	Proposed Resolutions with report of the Board

•	Within the authority of an Ordinary General Meeting

•	Report of Board of Directors

•	Brief review of the Company’s position for the 2006 first half financial year

•	Five year financial summary

•	Board Of Directors and Management biographies

•	Request for a mailing of the documents and information

•	Request for an admission card
UNOFFICIAL TRANSLATION FOR CONVENIENCE ONLY – FRENCH VERSION PREVAILS

HOW TO VOTE

Genesys SA is a dual listed company, listed on Euronext Paris and on the Nasdaq National Market.

* * * * * *

For the Shares listed on Euronext Paris, if you want to vote, you have to:

Steps to be taken by a holder of registered shares

Holders of registered Shares must have their Shares registered in their names at least 1 (one) day prior to the date of the Meeting;

•      If the holder of registered Shares wishes to attend the Meeting, he/she must:

•                  Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60. This card will be mailed to him/her.

•      If the holder of registered Shares cannot attend the meeting, he/she may nevertheless:

•                  Either give a proxy to the Chairman of the Board of the Company,

•                  Or be represented by another Voting Shareholder or his/her spouse,

•                  Or vote by mail

In all three cases, the holder of registered Shares must obtain a proxy and mail-in voting forms by writing to NATEXIS BANQUES POPULAIRES –Service Financier-Emetteur Assemblée,. In order to allow time for such forms to be issued, requests must be received at NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, no later than 1 (one) day prior to the date of the Meeting.

The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60 and received at least 1 (one) day prior to the date of the Meeting.

Steps to be taken by a holder of bearer shares

Holders of bearer Shares should, at least 1 (one) day prior to the date of the Meeting, provide evidence that their Shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary with whom such account is maintained. Such certificate should be sent to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60. Shares may not be released for possible transfer until after the end of the last Meeting at which the quorum requirement is met;

•      If the holder of bearer Shares wishes to attend the Meeting, he/she must:

•                  1 (one) day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,

•                  Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée,

•      If the holder of bearer Shares cannot attend the Meeting, he/she may nevertheless:

•                  Either give a proxy to the Chairman of the Board of the Company,

•                  Or be represented by another Voting Shareholder or his/her spouse,

•                  Or vote by mail

In all three cases, the holder of bearer Shares must:

•                  1 (one) day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,

•                  Request a proxy and mail-in voting form from such financial intermediary

The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, and received at least 1 (one) day prior to the date of the Meeting.

Proxy or mail-in votes will only be accepted subject to prior receipt of the certificate evidencing the fact that his/her Shares are being held in a blocked amount. Regardless of the choice of the Voting Shareholder who holds bearer Shares, his/her Shares must remain blocked until after the end of the last validly constituted Meeting.

* * * * *

For the Shares listed on the Nasdaq National Market, if you want to vote, you have to:

Steps to be taken by an ADR Holder

Some Shares are held in the form of an American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents the right to receive one-half of one Share. ADSs are listed on the Nasdaq National Market.

The holders of ADRs evidencing ADSs should contact The Bank of New York, as Depositary, at 1-888-269-2377 (toll free number) or 1-610-312-5315 for international ADR holders.

The Holders of ADRs may exercise voting rights with respect to the ADSs by completing the voting instructions card prepared by the Bank of New York, which is being delivered together with this notice to the holders of ADRs.

* * * * *

Any voting Shareholder who has cast a mail-in vote will not have the right to participate in the Meeting in person or to give a proxy to any other person

AGENDA

Ladies and Gentlemen:,

The Shareholders are convened by the Board of Directors to a General Shareholders’ Meeting on December 27, 2006 (1st call) at 8.00 am at the head office, Immeuble l’Acropole, 954 avenue Jean Mermoz, 34967 MONTPELLIER Cedex 2, France in order to deliberate on the following agenda.

However, it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on January 12, 2007 (2nd call) at 11.00 am at the new head office, “Le Triade” Bâtiment 1, 215 rue Samuel Morse, 34000 Montpellier, France in order to deliberate on the following agenda. :

Ordinary Shareholders’ Meeting:

•      Authorization to be granted to the Board of Directors in order to carry out transactions on the company’s shares

•      New head office Address

•      Powers to carry out formalities

The Board of Directors

TEXT OF THE RESOLUTIONS PROPOSED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Falling within the scope of the ordinary shareholders’ meeting

First resolution (Authorization to be granted to the Board of Directors in order to carry out transactions on the company’s shares)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the report of the Board of Directors, authorizes the Board of Directors, with the possibility to delegate, pursuant to the provisions of Articles L. 225-209 and seq. of the French Commercial Code, to purchase or cause to purchase shares of the company, in particular, with a view:

•                     to implement any stock option plan (plan d’options d’achat d’actions) of the company pursuant to the provisions of Articles L. 225-177 and seq. of the French Commercial Code;  or

•                     to grant shares to employees in respect of the participation in the proceeds of the company’s expansion and to implement any company savings plan under the conditions provided for by law, in particular Articles L. 443-1 and seq. of the French Commercial Code;  or

•                     to grant free shares pursuant to the provisions of Articles L. 225-197-1 and seq. of the French Commercial Code; or

•                     to deliver shares (as exchange, payment or otherwise) in the context of external growth, merger, split-off or contribution transactions;  or

•                     to deliver shares during the exercise of rights attached to securities giving access to the share capital, through reimbursement, conversion, exchange, presentation of a warrant or any other means;  or

•                     to cancel all or part of the securities so repurchased, pursuant to the terms of the 19th resolution adopted by the extraordinary shareholders’ meeting of June 28, 2005;  and

•                     to drive the secondary market and insure the liquidity of the Genesys shares through an investment service provider under a liquidity agreement and in compliance with the ethics charter recognized by the “Autorité des marchés financiers”; or

•                     to carry out purchases, sales or transfers through any means by an investment service provider, in particular as part of off-the-market transactions.

This program would also be aimed at enabling the company to operate in any other purpose authorized or to be authorized by applicable law or regulations.  In such a case, the company would inform its shareholders through press release.

The purchases of shares of the company may relate to a number of shares such as:

•                     the number of shares that the company purchases during the repurchase program does not exceed 3% of the shares forming the company’s capital, at any time whatsoever, this percentage applying to a capital adjusted according to transactions affecting it subsequently to this shareholders’ meeting, i.e., for information purposes, as at September 30, 2006, 2,093,948 shares;

•                     the number of shares that the company will hold at any time whatsoever does not exceed 3 % of the shares forming the company’s capital, as of the date of such transactions.

The acquisition, assignment or transfer of the shares may be carried out at any time (including during tender offer) and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks (without limiting the part of the repurchase program that may be carried out through this), by tender, sale or exchange offer, or use of options or other financial futures traded on a regulated market or over-the-counter or delivery of shares further to issuance of securities granting access to the capital of the company through conversion, exchange, reimbursement, exercise of a warrant or otherwise, either directly or indirectly, through an investment service provider.

The purchases of shares of the company may relate to a number of shares such as:

•                     this maximum price applying only to acquisitions decided from the date of this meeting and not to future transactions entered into pursuant to an authorization given by a previous shareholders’ meeting and providing for acquisitions of shares after the date of this meeting.

In case of resale on the market, the minimum sale price for the treasury shares acquired under share buy-back programs authorized by this shareholders’ meeting or by prior shareholders’ meetings, will be 0.10 euros per share (or the equivalent of such amount on the same date in any other currency), this minimum price applying only to sales decided from the date of this meeting and not to future transactions entered into pursuant to an authorization given by a previous shareholders’ meeting and providing for sales of shares after the date of this meeting.  This price implicitly applies to deliveries of shares further to the issuance, after the date of this meeting, of securities entitling, through conversion, exchange, redemption, exercise of a warrant or otherwise, to shares of the Company held by it; it being understood that this price does not apply to issuances carried out prior to the date hereof.  Notwithstanding the foregoing, in the event that the possibilities offered by the fifth paragraph of Article L. 225-209 of the French Commercial Code would be used, the rules relating to the sales price will be those set by the applicable legislation.  Furthermore, the minimum sale price will not apply in case of delivery of securities as payment or exchange under acquisition transactions.

The global amount allocated to the share repurchase program authorized above may not be greater than 20,939,480 million euros.

Such authorization deprives of any effect as from this day and up to the portion not used yet, if any, any prior delegation granted to the Board of Directors for the purpose of carrying out any transaction on the shares of the company.  It is granted for an eighteen-month period as from this day.

The shareholders’ meeting delegates to the Board of Directors, in case of modification of the par value of the share, share capital increase through capitalization of reserves, granting of free shares, division or regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to working capital, the power to adjust the aforementioned purchase and sale prices in order to take into account the effect of such transactions on the share price.

The shareholders’ meeting grants all powers to the Board of Directors, with the possibility to sub-delegate in accordance with applicable laws and regulations, in order to decide and carry out the implementation of this authorization, to specify the terms thereof, if necessary, and to decide the terms and conditions of the completion of the purchase program, and in particular to put in any order, to enter into any agreement, with a view to the keeping of share purchase or sale registers, to make any declarations with the “Autorité des marchés financiers” and any other authority substituting therefore, to carry out all formalities and, generally, to do all necessary actions.

Second resolution (New head office Address)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the report of the Board of Directors, and pursuant to the provisions of Articles L. 225-36 of the French Commercial ratifies the Board of Directors vote to transfer the Head Office from

« L’Acropole », 954-980 avenue Jean Mermoz, 34000 Montpellier

To

« Le Triade” Bâtiment 1, 215 rue Samuel Morse 34000 Montpellier

Consequently, the article 4 of the by-Laws is amended as follows:

The registered office shall be located at « Le Triade », Bâtiment 1, 215 rue Samuel Morse, 34000 Montpellier »

The remaining article is not changed.

Third resolution (Powers to carry out formalities)

The shareholders’ meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all formalities of filing, publicity and other where necessary.

Report of the board of directors

Ladies and Gentlemen:

The Board of Directors has convened you to an ordinary shareholders' meeting, in particular to consider the following issues:

Ordinary Shareholders' Meeting:

•      Authorization to be granted to the Board of Directors in order to carry out transactions on the company’s shares

•      New head office Address

•      Powers to carry out formalities

I.  Board of Directors' Report (Ordinary part of the Shareholders' Meeting)

The Board of Directors asks you to authorize the Board to carry out transactions on the company’s shares. The goals of the program would be the following:

•                     to implement any stock option plan (plan d’options d’achat d’actions) of the company pursuant to the provisions of Articles L. 225-177 and seq. of the French Commercial Code;  or

•                     to grant shares to employees in respect of the participation in the proceeds of the company’s expansion and to implement any company savings plan under the conditions provided for by law, in particular Articles L. 443-1 and seq. of the French Commercial Code;  or

•                     to grant free shares pursuant to the provisions of Articles L. 225-197-1 and seq. of the French Commercial Code; or

•                     to deliver shares (as exchange, payment or otherwise) in the context of external growth, merger, split-off or contribution transactions;  or

•                     to deliver shares during the exercise of rights attached to securities giving access to the share capital, through reimbursement, conversion, exchange, presentation of a warrant or any other means;  or

•                     to cancel all or part of the securities so repurchased, pursuant to the terms of the 19th resolution adopted by the extraordinary shareholders’ meeting of June 28, 2005;  and

•                     to drive the secondary market and insure the liquidity of the Genesys shares through an investment service provider under a liquidity agreement and in compliance with the ethics charter recognized by the “Autorité des marchés financiers”; or

•                     to carry out purchases, sales or transfers through any means by an investment service provider, in particular as part of off-the-market transactions.

The purchases of shares of the company may relate to a number of shares such as:

•                     the number of shares that the company purchases during the repurchase program does not exceed 3% of the shares forming the company’s capital, at any time whatsoever, this percentage applying to a capital adjusted according to transactions affecting it subsequently to this shareholders’ meeting, i.e., for information purposes, as at September 30, 2006, 2,093,948 shares;

•                     the number of shares that the company will hold at any time whatsoever does not exceed 3 % of the shares forming the company’s capital, as of the date of such transactions.

The maximum purchase price for the shares under this resolution will be 10 euros per share (or the equivalent of such amount on the same date in any other currency) In case of resale on the market, the minimum sale price for the treasury shares acquired under share buy-back programs authorized by this shareholders’ meeting or by prior shareholders’ meetings, will be 0.10 euros per share (or the equivalent of such amount on the same date in any other currency),

II Information on corporate matters since the first half of the 2006 fiscal year

Genesys SA. and other shareholders of Genesys Teleconferencia Iberia have signed in October 1999 a shareholders’  agreement in which Genesys has to buy the shares of the others partners if they wanted to sell them.

Under the terms of this pact, each shareholder other than Genesys profits from an option to sell of his shares of Genesys Teleconferencia Iberia to Genesys which has the obligation to acquire them.

In December 2004 the Spanish partners exercised their option to sell the 80% of the capital which they controlled. On February 25, 2005 Genesys, disputing the conditions of exercise of this option to sell, decided to bring the case in front of the Civil and Commercial Court of Arbitration, in compliance with the shareholders’ agreement.

On January 19, 2006, Genesys SA received notification of a decision of the Civil and Commercial Court of Arbitration which estimated that the exercise, of the options to sell of the actions Genesys Iberia Teleconferencia SA, was valid. The price of repurchase was fixed at 4,8 million euros. On February 10, 2006, Genesys SA proceeded to the repurchase of the participation of its partners in the Spanish subsidiary company accounting for 80% of the capital of this company.

On January 31, 2006, Genesys announced the launching of a new issue of capital of approximately 53,6 million euros (65 million American dollars), whose principal objective was to refund more than half of the debt of the company. Operations linked to this capital increase were closed during the first fifteen days of February 2006. Each shareholder received a warrant attached to each share. From February 1, 2006 to February 15, 2006, for 16 warrants exercised, the shareholders could subscribe 45 new shares at a price of 1.04 euros per share. On February 28, 2006, Genesys closed its capital increase. So, the Chairman with sub-delegation granted by the Board of Directors, stated a capital increase of 53.550.151,20 euros, by issuance of 51.490.530 new shares with a face value of 1 euro, i.e. a new capital of 69.798.286 euros.

The gross product of the new issue of Capital was used mainly with the repayment before due date of the trust deed of April 2001, as modified on January 27, 2006, and the payment of expenses and commissions afferent there as follows

a)                 1.200.506,85 of dollars corresponding to the interests raised and not yet paid with the title of the trust deed as modified

b)                6.000.000 of dollars corresponding to the amount in the main thing due to the title of the second renewable credit limit (Revolving 2 Facility)

c)                 17.215.000 of dollars corresponding to the amount in the main thing due to the title of the credit limit in the long term (Term A2)

d)                5.000.000 of dollars corresponding to the amount in the main thing due to the title of the second renewable credit limit (Revolving 2 Facility); and

e)                 27.785.000 of dollars corresponding to the amount in the main thing due to the title of the credit limit in the long term (Term A1);

I.e. a total of around 47,67 millions of euros.

The capital coming from this new issue of capital made it possible mainly to refund way anticipated of the amounts due to the title of the trust deed which was the subject of an endorsement on January 27, 2006, endorsement fixed with the total subscription of the new issue of capital..  Following this new issue of capital enclosed on February 28, 2006, the amount remaining by Genesys with the title of the trust deed is tiny room to an amount of approximately 31 million euros, (approximately 38 million dollars).

Could you please read the proposed resolutions presented to you by the Board of Directors, approve or reject them according to its recommendations, and trust it for all measures to be taken concerning the terms and conditions of performance of each of the decisions or authorizations requested.

The Board of Directors

BRIEF REVIEW OF THE COMPANY’S POSITION FOR THE FIRST HALF 2006 FINANCIAL YEAR (US GAAP)

Genesys Group

Group overview

The loan agreement had been amended on January 27, 2006. In connection with this amendment, Genesys and the lenders agreed to amend some provisions of the loan agreement, mainly, in order to allow Genesys to be in compliance with its covenants.

Revenue

Total revenues decreased by €0.3 million, or 0.9%, from €36.2 million for the three months ended June 30, 2005 to €35.9 million for the three months ended June 30, 2006. Our call volume minutes increased 11.4% from 511 million minutes for the three months ended June 30, 2005 to 569 million minutes for the three months ended June 30, 2006.  Volume increases were offset in total revenues by a negative impact of €0.4 million due to industry-wide price erosion and the loss of a major customer in North America announced in the fourth quarter of 2005.  This negative impact was partially offset by the favourable impact of exchange rate fluctuations, which represented €0.1 million.

Operating loss

Our operating income increased by €0.5 million, from € 3.2 million for the three months ended June 30, 2005, to €3.7 million for the three months ended June 30, 2006.  The increase in operating income primarily reflects a €0.4 million increase in gross profit and a decrease of €0.1 million in operating expenses.  Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, operating income was €1.7 million for the three months ended June 30, 2006, a €1.4 million decrease compared to €3.2 million for the three months ended June 30, 2005.  This decrease is primarily attributable to lower revenues in North America, as described above.

Financial Income (Expenses)

Net financial expense increased from €2.5 million for the three months ended June 30, 2005 to €3.0 million for the three months ended June 30, 2006 due to an increase in foreign exchange loss of €2.1 million partially offset by a decrease in interest expense of €1.7 million.  The increase in foreign exchange loss related to the remeasurement of foreign currency denominated receivables and payables into the functional currency of our subsidiaries as of June 30, 2006, as the U.S. dollar weakened by more than 5% during the three months ended June 30, 2006.  The decrease in interest expense was due to a debt principal pay-down of €43.7 million on March 2, 2006 and the resulting lower outstanding principal balance of our debt during the three months ended June 30, 2006 compared to the three months ended June 30, 2005.

Income Tax Expense

We recorded a €0.6 million expense for income taxes for the quarter ended June 30, 2006 compared to an expense of €0.3 million for the same period in 2005.  The increase in income tax expense of €0.3 million primarily relates to a deferred tax expense recorded during the three months ended June 30, 2006 in connection with the utilization of net operating loss carry forwards.

Net income

We recorded net income of for the three months ended June 30, 2006, compared to a net income of €0.5 million for the three months ended June 30, 2005. Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, we had a net loss of €2.0 million for the three months ended June 30, 2006, a €2.5 million decrease compared to net income of €0.5 million for the three months ended June 30, 2005.  This decrease is primarily attributable to lower revenue in North America, as described above, as well as the increase in income tax expense of €0.3 million.

Parent Company, Genesys SA

(In thousands of €)	Half 2005	Half 2006
Revenues	17 894	19 470
Operating Income	(0,04)	1 430
Operating Income before taxes	6 179	204
Net Income	6 432	468

FIVE-YEAR FINANCIAL SUMMARY

(In thousands of €)	Financial year 31/12/2005	Financial year 31/12/2004	financial year 31/12/2003	financial year 31/12/2002	Financial year 31/12/2001
Capital at year end

Common stock	18 308 K EUR	18308 K EUR	18 308 K EUR	77 050 K EUR	76 355 K EUR
Number of share of common stock outstanding	18 307 756	18 307 756	18 307 756	15 409 933	15 271 064

Operations and income for the year

Net commercial sales	37 379	42 540	27 112	28 133	26 654
Income before tax, depreciation, amortization and provisions	3 375	687	1 933	3 579	-2 098
Tax on profit	2 730	19	38	30	4
Income after tax, depreciation, amortization and provisions	-9,021	-33 723	-32 081	-141 803	-62 179

Personnel

Social security and other staff benefits	4 604 000	6 282	5 100 219	4 509 510	6 173 958
Total payroll for year	2 221 000	2 216	2 343 836	2 167 978	2 478 911
Average number of employees during the year	83	107	99	92	142

BOARD OF DIRECTOR AND MANAGEMENT BIOGRAPHIES

Board of Directors

François Legros	Age:	40
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2007
	Principal occupation:	Chairman and Chief Executive Officer, Genesys
	Other directorships and business experience:	Former Managing Director and Chief Financial Officer, Genesys

Timothy Samples	Age:	45
Director	First elected:	June 2006
	Term expires:	2008
	Principal occupation:	Consultant
	Other directorships and business experience:	Director of Pac West

David Detert	Age:	68
Director	First elected:	June 2003
	Term expires:	2008
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice President and Chief Strategy Officer, Genesys; Former President of the Daretel Group

Patrick S. Jones	Age:	61
Director	First elected:	June 2001
	Term expires:	2007
	Principal occupation:	Private investor
	Other directorships and business experience:

Director of Liberate Technologies Inc., Smart Trust AB, Trema AB and Lattice Semiconductor; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President Finance and Corporate Controller of Intel Corp.

Frédéric Spagnou	Age:	47
Director	First elected:	August 2004
	Term expires:	2007
	Principal occupation:	Vice President Business Airline, Amadeus (France)
	Other directorships and business experience:

Director of Centre d’Etude et de Prospective Stratégique and Université des Arts et Métiers; Former Chief Operating Officer and President of Gemplus France; Former Vice President of Apple Computer Europe

Bo Dimert	Age	61

Director	First elected	June 2006

	Term expires	2008

	Principal occupation	Private investor

	Other directorships and business experience	Chairman: Telelogic AB, IpUnplugged AB, IKIVO AB and AddPro AB Director: Sweden-America Foundation, Advoco Software AB.
		Former CEO Erickson USA

Senior Management

François Legros, Chairman and Chief Executive Officer.   Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

Olivier Fourcade, Executive Vice President, Asia Pacific.   Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice President, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2001.

Jim Huzell, Chief Operating Officer.   Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

Michael E. Savage, Executive Vice President and Chief Financial Officer.   Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

Denise Persson, Executive Vice President of Marketing.    Ms. Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

Shelly Robertson, Executive Vice President Production & Infrastructure.   Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

Jim Lysinger, Executive Vice President, Sales & Marketing North America & Europe.   Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. He has a combined sixteen years of telecom industry experience, most recently serving as our Executive Vice President and Managing Director Europe. Prior to this position, Mr. Lysinger was our Vice President of Sales for the North American region from 1999 until 2002. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent eight years with Sprint Corporation in various sales and sales management positions.

Andrew Lazarus, Executive Vice President, Chief Strategy Officer.   Mr. Lazarus was named Chief Strategy Officer of our company in September 2003 and has acted as an advisor to our company since December 2002. He continues to serve as an outside consultant, and is not employed by our company. From 1997 to November 2002, Mr. Lazarus worked in the investment banking group at CIBC WorldMarkets, where he was most recently an Executive Vice President with responsibility for assisting telecommunications companies with equity and debt offerings, mergers and acquisitions and financial restructurings. Prior to CIBC WorldMarkets, Mr. Lazarus was employed at Bank of America (formerly NationsBank) and Fidelity Investments.

REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION

referred to in article 135, as amended, of the Decree

No. 67-236 of March 23, 1967

MAILING :

NATEXIS BANQUES POPULAIRES

Service Financier

Emetteur Assemblée

10-12 Avenue Winston Churchill

94677 Charenton-le-Pont Cedex

France

I, the undersigned

LAST NAME (Mr., Mrs or Miss)

Or Company name:

First Name

Address :

acting in my capacity as shareholder of :

GENESYS S.A.

Acknowledge having already received the documents, concerning the Shareholders’ Ordinary General Meeting of December 27, 2006 on 1st call and on January 12, 2007 on 2nd call that has been convened, referred to in article 133, as amended, of the Decree No. 67-236 of March 23, 1967, namely: the agenda, the draft resolutions and the Board report, the summary statement of the Company’s position during the first six months fiscal year  (with the annexed table of results for the last five fiscal years), Directors and Management biographies.

Hereby request said Company to send me, at no charge, prior to the Ordinary General Meeting of December 27, 2006 on 1st call and on January 12, 2007 on 2nd call (1) the documents and information referred to in article 135 of the same Decree.

Done at	, on	, 2006

Signature

(1) in accordance with the provisions of Articles 133-4° and 138, para. 3 of the Decree of March 23, 1967, any registered shareholder may, by a single request, obtain from the Company by mail the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meeting (Article 135, refers, in particular, depending on the nature of the Meeting, to the information concerning the directors and general managers, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statement, the notes, the reports of the Auditors, and the Auditors’ report as well as the report of the Board of Directors that must be presented to the Extraordinary Shareholders’ Meeting in cases provided by law).

If the Shareholder wishes to benefit from this service, he/she must mention it on the present request.

GENESYS S.A.

ORDINARY GENERAL MEETING

OF DECEMBER 27, 2006 (1st call)

at Genesys Headquarters

Immeuble l’Acropole

954, avenue Jean Mermoz

34967, Montpellier Cedex 2, France

JANUARY 12, 2007 (2nd call)

At New Genesys Headquarters

“Le Triade “, Bâtiment 1 215 rue Samuel Morse

34000 Montpellier

REQUEST FOR AN ADMISSION CARD

I, the undersigned

LAST NAME (Mr., Mrs or Miss)

Or Company name

First Name

Complete address	N° Street

Postal Code City

Country

Owner of	registered shares

And/or	bearer shares held in an account at

Hereby request NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, France, to send me, at the above address, an admission card to the ordinary General Meeting to be held on December 27, 2006 on 1st call and on January 12, 2007 on 2nd call.

Done at,	on	, 2006

Signature

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2006

GENESYS SA

	By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer